Filed by Bel Fuse Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Artesyn Technologies, Inc.
Commission File No. 0-4466

BEL FUSE
PROPOSAL TO
ARTESYN TECHNOLOGIES
SEPTEMBER 2004

COMPONENTS FOR A CONNECTED PLANET™

Safe Harbor Statement

The non-historical statements in these slides constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and Bel management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Bel cannot provide assurances that the proposal described in these slides will be successfully completed nor that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: achievement of the expected annual savings and synergies from the proposed business combination; competitive product and pricing pressures; any future legal proceedings, including any litigation with respect to the proposal; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in Bel's SEC filings.

Table of Contents

I. Bel Overview

Bel Fuse Inc.





For 55 years Bel has engaged in the design, manufacture and sale of electronic components used in networking, computing, automotive, medical and consumer products.





Growing Recognition

Cisco Systems

2003 Electromechanical
Supplier of the Year



Special Report
Best-Managed Companies

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Electronic Buyers' News online

Forbes THE 200 BEST SMALL COMPANIES IN AMERICA

S&P SmallCap 600

Standard & Poor's
Small Cap 600 Index

Forbes.com

2 Consecutive Years



Forbes
200
HYPE

Electronic Products

Top Ten Power Products
Electronic Products China
2nd Consecutive Year

CELESTICA

Partner in Performance Award
2 of Last 3 Years

Locations Around the World



Pleasanton
Glen Rock
Westboro
Inwood
Jersey City
San Diego
Cananea
Santo Domingo
Preston
Rochester
Friedrichsdorf
Hangzhou
Dongguan
Zhongshan
Macau
Hong Kong
Headquarters
Design Location
Manufacturing
Sales

Over 500,000 sq ft of manufacturing in Asia
Over 200,000 sq ft of manufacturing in North America

Company Financials
June 30, 2004

NASDAQ:
BELFA
BELFB

- Cash and marketable securities $76 million
- Total debt of $5.5M
- Working capital of $120 million
- Current assets-to-liabilities ratio of 6 to 1
- 11.4 million shares outstanding

Operating Results

Dollars in Thousands

	Year Ended,		Six Month Ended,		LTM
	2002	2003	6/30/03	6/30/04	6/30/04
Income Statement					
Revenue	$ 95,528	$ 158,498	$ 69,769	$ 90,747	$ 179,477
Gross profit	23,108	44,685	18,894	27,760	53,552
Net income	579	13,764	4,538	11,800	21,026
Diluted EPS	$ 0.05	$ 1.25	$ 0.41	$ 1.03	$ 1.87
Gross margin	24.2%	28.2%	27.1%	30.6%	29.8%
Net margin	0.6%	8.7%	6.5%	13.0%	11.7%
Balance Sheet					
Cash & securities	$ 63,969	$ 62,500		$ 76,324	
Total debt	-	8,500		7,500	
Shareholders' equity	130,659	146,855		160,758	

II. Bel Acquisition Track Record

Acquisition Strategy

Bel focuses on five key criteria for acquisitions:

- A cultural fit that will allow the company to be integrated smoothly and quickly.
- Expanded product and technology base that will allow us to further penetrate our strategic customers.
- Expanded customer base that will provide additional opportunity for our existing products and technology.
- Leveraging of Bel's existing manufacturing capabilities and facilities
- Opportunity to reduce overall operating expense as a percentage of revenue.

Acquisition Fit

	1998	2001	2001	2002	2003	2003	2003
					INSILCO		
	Lucent	Current Concepts	E-Power	APC	InNet	Stewart	Signal
Cultural Fit		●	●	●		●	●
Product/ Technology	●	●	●	●		●	●
Customer Base	●			●	●	●	●
Mfg. Leverage	●	●	●	●	●	●	●
Expense Reduction	●			●	●	●	●

Acquisition Results:

Year:	2003
Company:	Insilco Passive Components Group
Revenue:	Over $70M
Integration:	9 months
Annualized Savings:	
Operations:	$6.0M
Material:	$5.0M

Activities:

- Consolidated Monterrey, Mexico operations into Dominican Republic facility
- Closed San Diego group headquarters
- Reduced headcount by 240 (180 direct, 60 indirect)
- Combined Far East operations into one group
- Restructured management
- Leveraged combined purchasing power

Acquisition Results:

Year: 1998
Company: Lucent Signal Transformer Group
Revenue: Over $35M
Integration: 9 months
Annualized Savings:
  Operations: $5.6M
  Material: $3.0M

Activities:

- Absorbed corporate and administrative functions into existing Bel organization
- Relocated operations (600 employees) from Matamoras, Mexico to China
- Re-sourced material from North America vendors to Bel's Asia vendor base

- **Bel & Artesyn – Relative Performance**

Operating Results

Dollars in Thousands

Net Earnings



60,000
40,000
20,000
-
(20,000)
(40,000)
(60,000)
(80,000)
(100,000)
(120,000)
1999
2000
2001
2002
2003
BELFB
ATSN

Cumulative Net Earnings


100,000
80,000
60,000
40,000
20,000
-
(20,000)
(40,000)
(60,000)
(80,000)
1999
2000
2001
2002
2003
BELFB
ATSN

Financial Condition



Stock Price Performance



200.0%
150.0%
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Sep-99
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
BELFB
ATSN
S&P 500
NASDAQ

IV. Bel & Artesyn – Combination Analysis

Transaction Rationale

We believe that the following benefits are achievable:

- Enhanced competitive position
  - Increased scale / market presence
  - Expanded product offering to include a broad array of electronic components and subsystems
  - Enlarged customer base / deeper relationships with many of the leading electronic OEMs
- Improved operating performance and financial stability
  - Revenue synergies / new business generation
  - SG&A cost reductions
  - Increased leverage on raw material purchases
  - Better R&D efficiency
  - Stronger balance sheet / greater access to capital
- Improved trading fundamentals
  - Increased float / liquidity
  - Dividend

Product Offerings



Broadband Interface Modules
Fuses
Integrated Connector Modules (ICM)
Magnetic Components
Automotive Ballasts
DC/DC Converters
Single Board Computers
Power Systems
AC/DC Power Supplies
Bel Products
Artesyn Products

Combined Industry Positions (Worldwide)



- ICMs #1



- Signal transformers #2



- Fuses #3



- Power Supplies #7

World-Class Customer Base


AVAYA communication
intel
Microsoft
ADTRAN
DELL
IBM
Cisco Systems
Lucent Technologies
Bell Labs Innovations
hp
MOTOROLA
NORTEL NETWORKS
NOKIA
ALCATEL
Sun microsystems

Bel Top Customers

Artesyn Top Customers

Combined Operations

• Employees:	Over 13,000
• Manufacturing:	
• Europe	150,000 sq ft
• Asia	1,300,000 sq ft
• North America	350,000 sq ft
• Worldwide	1,800,000 sq ft

Company Strengths

Artesyn

- European customer base
- Brand recognition
- Custom AC/DC Design
- Wireless customers
- Direct Sales Organization
- Engineering relationships with key customers

Bel

- Conservative fiscal management
- Low cost Asian design centers
- Low cost operations
- Strong track record of integrating acquisitions
- Engineering relationships with key customers

Synergies

We believe that the following benefits are achievable:

Business Creation

- Leverage expanded product offering with strategic customer base
- Improve competitive position vs smaller niche suppliers

Operating Cost Reductions

- Reduction in corporate overhead
- Improvements in R&D efficiency
- Raw material cost reductions
- Facility consolidations

Proposal Summary

Price	• Fixed exchange ratio of 0.265 shares of Bel Class B stock for each share of Artesyn stock • This equates to $9.69 per Artesyn share, based on Bel's 30-day closing average as of 9/24/04 • This represents a 21% premium to Artesyn's 30-day average as of 9/9/04 (prior to the announcement of this proposal)
Transaction Value	• $504 million, based on 52 million fully diluted Artesyn shares outstanding
Transaction Structure	• Tax free stock-for-stock exchange with Artesyn shareholders
Closing Conditions	• Mutual confirmatory due diligence • Shareholder approval by both parties

V. Conclusion

Summary

We believe:

- There is ample opportunity through over-head reduction, operational improvements and increases in R&D efficiency to substantially improve Artesyn's profitability.
- The combined product and service offering is valuable to our collective customer base.
- Bel has a strong track record of delivering substantial improvements with its recent acquisitions.
- Bel has put forward a fair offer which includes an initial premium, substantial upside in stock price and a quarterly dividend.

Conclusion

We believe:

- The combined resources, market positions, balance sheet and cash reserves position Bel-Artesyn for substantial future growth and further acquisitions.
- The combination of Bel-Artesyn makes sense for shareholders, customers and employees.

Notice

If Artesyn accepts Bel's proposal, it is expected that Artesyn and Bel will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY STATEMENT/PROSPECTUS IS FILED, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain any such filed documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Bel with respect to the proposed transaction may be obtained free of charge by writing to Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07032 (Attn: Investor Relations) or by calling 201-432-0463 and asking for Investor Relations.

IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY STATEMENT/ PROSPECTUS IS FILED, INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Bel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Bel shareholders. If Artesyn accepts Bel's proposal, Artesyn and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Artesyn shareholders. Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available. Note: These slides are neither an offer to purchase nor a solicitation of an offer to sell shares of Artesyn or Bel. Should any such offer be commenced, Bel will file and deliver all forms, notices and documents required under state and federal law.